PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48969

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EFG Capital International Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue, 9th Floor
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marco Tuesta (305) 482-8013
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

333 SE 2nd Avenue, Suite 3000	Miami	Florida	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Marco Tuesta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EFG Capital International Corp., as of March 2, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

BERTHA CLEMENTE-DOUGLAS
MY COMMISSION # FF 996897
EXPIRES: September 27, 2020
Bonded Thru Notary Public Underwriters

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EFG Capital International Corp. and Subsidiary

(A wholly-owned subsidiary of EFG Capital Holdings Corp.)

Consolidated Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission

December 31, 2019

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Index
December 31, 2019

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of EFG Capital International Corp.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of EFG Capital International Corp. and its subsidiary (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Change in Accounting Principle

As discussed in Note 10 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

PricewaterhouseCoopers LLP

Miami, Florida
March 2, 2020

We have served as the Company's auditor since at least 2001.
We have not determined the specific year we began serving as auditor of the Company.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Consolidated Statement of Financial Condition
December 31, 2019

Assets	
Cash and cash equivalents	$ 18,595,809
Cash segregated under federal and other regulations	3,500,000
Due from broker	490,000
Due from customers	1,409,989
Accounts receivable	1,155,239
Due from employees	330,726
Securities owned, at fair value ($99,519 escrow deposit)	8,078,479
Furniture, equipment, leasehold improvements and software, net	2,730,844
Other assets	590,488
Operating lease right-of-use asset	6,567,353
Total assets	$ 43,448,927
Liabilities and Stockholder's Equity	
Accounts payable	$ 2,163,727
Due to broker	1,884,189
Accrued expenses and other liabilities	11,080,376
Subordinated loans from related party	8,000,000
Operating lease liability	8,043,133
Total liabilities	31,171,425
Stockholder's equity	
Common stock ($.01 par value, 1,000 shares authorized, issued and outstanding)	10
Additional paid-in capital	23,366,605
Accumulated deficit	(11,089,113)
Total stockholder's equity	12,277,502
Total liabilities and stockholder's equity	$ 43,448,927

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization and Nature of Business

EFG Capital International Corp. ("EFG" or the "Company") is a wholly-owned subsidiary of EFG Capital Holdings Corp. (the "Parent"), which is owned by EFG International AG ("EFG International"), which is headquartered in Switzerland and listed in the Swiss Stock Exchange. The Company's principal office is located in Miami, Florida.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides its customers with investment and brokerage related financial services. The Company buys and sells securities for customers, primarily from Latin America, acting in an agency capacity and charging a commission, or in a principal capacity earning mark ups and mark downs on a riskless principal trading basis. The Company also introduces its customers to affiliates, who provide customers with various financial services, and is compensated under fee sharing arrangements.

2. Summary of Significant Accounting Policies

Basis of Presentation
The consolidated financial statements include the accounts of EFG and its wholly-owned subsidiary, EFG Asesores Financieros Peru SRL (a Peruvian limited liability partnership). All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company has defined cash and cash equivalents as highly liquid instruments with original maturities of less than three months. The Company's cash equivalents are mainly comprised of money market accounts.

Cash Segregated Under Federal and Other Regulations
The Company maintains cash segregated in a special reserve bank account for the exclusive benefit of its customers as well as in a special reserve bank account for the exclusive benefit of Brokers and Dealers; both pursuant to SEC Rule 15c3-3.

Fails to Receive/Deliver
Pursuant to SEC Rule 15c3-3, the Company records fails to receive/deliver for transactions where clearance and settlement does not occur pursuant to the agreed upon date that are to be settled by EFG Bank AG ("EFG Bank"). The Company records the fails to deliver (included in due from customers at December 31, 2019) and fails to receive (included in due to brokers at December 31, 2019) on its financial statements until the time that the transactions settle. All open transactions as of December 31, 2019 settled shortly after year-end.

Securities Owned, at Fair Value
Proprietary securities transactions in regular-way trades are recorded on a trade date basis. In addition, profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Change in fair value of the securities, is included in other income in the consolidated statement of operations. Securities are recorded at fair value as described in Note 3. As of December 31, 2019, the Company maintained a security escrow deposit in the amount of $99,519 as well as a U.S. Treasury Bill in the amount of $7,978,960.

Furniture, Equipment, Leasehold Improvements and Software, net
Furniture, equipment and leasehold improvements are recorded at the cost of acquisition less accumulated depreciation. Leasehold improvements include direct construction costs and other costs related to the development of the property that have been capitalized and have been placed in service as of December 31, 2019.

Routine maintenance and repairs are expensed when incurred. Depreciation is recorded on a straight-line basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement and/or incentive, or the term of the lease.

Software is recorded at cost less accumulated amortization. Software licenses purchased are capitalized if the terms include the right to use in excess of twelve months. Amortization is recorded on a straight-line basis using estimated useful lives of three to five years.

Leasehold incentives received from lessors are recorded in Accrued expense and other liabilities on the consolidated statement of financial condition. Leasehold incentives are amortized over the term of the lease.

Goodwill and Intangible Assets
Goodwill represents the excess of consideration transferred in business combinations over the fair value of net tangible and identifiable intangible assets acquired. Goodwill is not amortized but is reviewed for potential impairment on an annual basis, or when events or circumstances indicate a potential impairment. The annual impairment test is performed as of October 31st. A reporting unit, as defined under applicable accounting guidance, is a business segment or one level below a business segment.

The Company early adopted Accounting Standards Update ("ASU") 2017-04, *Intangibles-Goodwill and Other (Topic 350),* which allows simplified accounting for goodwill impairment by eliminating the requirement to compare implied fair value of goodwill with its carrying amount as part of the two step goodwill impairment test. Conclusively, an entity shall perform its annual or interim goodwill impairment test via comparing fair value of reporting unit with its carrying amount. If the carrying amount exceeds the reporting unit's fair value, an impairment charge is to be recognized.

As of December 31, 2018, the reporting unit for purposes of evaluation of Goodwill was the net assets and reported operations derived from the clients' relationship officers and their book of business that had been retained since their acquisition in 2005. During 2019, the Company performed changes in the way it viewed and managed the reporting unit and concluded that the separate reporting unit assigned to Goodwill was now a consolidated one. Due to this triggering event, the Company performed a Goodwill impairment analysis at the consolidated level in accordance with ASC 350 and ASU 2017-04.

The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing step-one impairment test is unnecessary. However, if the Company concludes otherwise, then it is required to perform a quantitative calculation of impairment loss, if any. Measurement of the fair values of the assets and liabilities of a reporting unit is consistent with the requirements of the fair value measurements accounting guidance, which defines fair value as an exit price, meaning the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. An impairment loss consists of the difference between the carrying amount of the reporting unit and its fair value. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit. An impairment loss establishes a new basis in the goodwill and subsequent reversals of goodwill impairment losses are not permitted under applicable accounting guidance.

For the annual impairment test, management bypassed the qualitative assessment which considered individual factors such as macroeconomic conditions, industry and market considerations, and overall financial performance. As there was a change in the reporting unit and key assumptions considered to arrive at impairment, management utilized the income approach to arrive at its conclusion. After performing this assessment, the Company concluded it is not more likely than not that the fair value is greater than the carrying value.

Intangible assets consist of the customer relationships acquired in 2005. These intangible assets were initially recorded at fair value, and are amortized on a straight line basis over their estimated useful lives of 3 to 15 years. Intangible assets are reviewed for impairment if events or circumstances indicate that impairment may exist and/or that carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

A full impairment was recognized on goodwill and related intangible assets through December 31, 2019 amounting to $5,896,809 and $314,446, respectively.

Stock-based Compensation
The Company participates in the Parent's equity incentive plan that awards Restricted Stock Units of EFG International's common stock to certain employees. Beginning in 2018, the Company entered into its own equity incentive plan with EFG International that also awards Restricted Stock Units of EFG International's common stock. The Company accounts for the stock-based compensation under the US GAAP provisions, which establishes that compensation expense is recognized for awards granted at the awards' fair value as of grant date over the requisite service period of the award, which is generally the awards' vesting period.

Revenue from Contracts with Customers
The Company records revenue from contracts with customers in accordance with *Accounting Standards Codification 606 (the "Standard").* The Standard requires the use of significant judgement to determine whether performance obligations are satisfied at a point in time or over time; how to determine and allocate the transaction prices; when to recognize revenue as each

performance obligation is satisfied; and whether constraints or variable consideration should be applied due to uncertain future events.

The Company provides services to clients that require the completion of performance obligations in order to recognize revenue. Revenue is recognized when (or as) a service is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to, and the customer obtains control of that service.

Contract Balances
Receivables from contracts with customers within the scope of ASU are $325,000 as of December 31, 2019 and are recorded in Accounts Receivable in the Consolidated Statement of Financial Position. The Company does not have any other contract assets or contract liability balances as of December 31, 2019.

Unsatisfied Performance Obligations
The Company does not have any unsatisfied performance obligations from contracts with customers within the scope of ASU as of December 31, 2019.

Disaggregated Revenue

The Company’s revenues disaggregated by major source are as follows:

Disaggregated Revenues

Revenue sharing	$ 28,404,022
Principal transactions	17,920,930
Commissions and brokerage fees	8,104,842
Rebates and trailer fees	2,471,512
Administrative and other services fees	320,000
Other	229,939
Total revenues	$ 57,451,245

For the year ended December 31, 2019, the Company recorded no revenues related to performance obligations satisfied in prior periods.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in other income in the consolidated statement of operations.

Income Taxes
The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company follows guidance related to accounting for uncertain tax positions. Uncertain tax positions are recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax expense or benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax expense or benefit is recorded.

3. Fair Value Measurement

Financial instruments are classified based on a three-level valuation hierarchy required by US GAAP. The valuation is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company’s own data. Accordingly, the degree of judgment exercised in determining fair value is greater for instruments in this category.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

As of December 31, 2019, the Company held two U.S. Treasury Bills with fair value measurement classifications for both as level 1 with a fair market value of $99,519 and $7,978,960.

Level 1 Valuation Techniques

The fair value measurements of the U.S. Treasury security is classified as level 1 of the fair value hierarchy, as it is based on quoted market prices in active markets.

As of December 31, 2019, the Company did not have any financial instruments classified as either Level 2 or Level 3.

4. Cash Segregated Under Federal Regulations

As of December 31, 2019 $3,000,000 of cash was segregated in a special reserve bank account for the exclusive benefit of customers as well as $500,000 of cash segregated in a special reserve bank account for the exclusive benefit of Brokers and Dealers both under SEC Rule 15c3-3.

5. Securities Owned, at Fair Value

At December 31, 2019 securities owned consists of the following:

U.S. Treasury Bills	$ 8,078,479
	$ 8,078,479

U.S. Treasury Bills amounting to $99,519 are deposited in escrow in connection with clearing and depository agreements with third-parties. See Note 9.

6. Furniture, Equipment, Leasehold Improvements and Software, net

Furniture, equipment, leasehold improvements and software net, consist of the following at December 31, 2019:

	Useful Lives (in years)	
Furniture	5	$ 2,133,407
Equipment and Software	3 - 5	5,514,203
Leasehold improvements	3 - 7	4,667,936
Artwork	Indefinite	119,445
		12,434,992
Less: Accumulated depreciation and amortization		(9,704,148)
		$ 2,730,844

Depreciation expense was $882,465 for the year ended December 31, 2019.

7. Intangible Assets, Net

Intangible assets consist of the following at December 31, 2019:

	Useful Lives (in years)	
Customer relationships	15	$ 6,800,000
Broker-dealer license	-	50,000
		6,850,000
Less: Accumulated amortization		(6,535,554)
Less: Impairment		(314,446)
		$ -

Amortization expense amounted to $453,333 and impairment of intangible amounted to $314,446 for the year ended December 31, 2019.

8. Related Party Transactions

The following table sets forth the Company's related party assets and liabilities as of December 31, 2019:

Assets	
Cash and cash equivalents	$ 148,366
Accounts receivable	791,604
Due from employees	330,726
Total assets	1,270,696
Liabilities	
Accounts payable	1,619,789
Accrued expenses and other liabilities	134,881
Subordinated loans	8,000,000
Total liabilities	9,754,670

As of December 31, 2019, the Company held cash at EFG Bank and at EFG Bank & Trust (Bahamas) Ltd in the amounts of $87,165 and $61,201, respectively, as a result of revenue generating and intercompany transactions during the year then ended. These balances are included in cash and cash equivalents in the accompanying consolidated statement of financial condition.

As of December 31, 2019, the Company had various balances due from related party entities including EFG Bank & Trust (Bahamas) for $450,017, EFG Capital Services LLC for $200,533, EFG Private Bank (UK) for $138,134 and various other entities for a combined total of $2,920, as a result of various intercompany transactions, during the year then ended. These balances are included in accounts receivable in the accompanying consolidated statement of financial condition.

The Company from time-to-time advances funds to its employees at stated maturity dates and interest rates as evidenced by executed promissory notes. At December 31, 2019, due from employees amounted to $330,726.

As of December 31, 2019, the Company had various balances due to related party entities including Bank AG of $607,217, EFG Capital Holdings Corp. of $995,874 and EFG Asset Management (Americas) Corp. of $16,698 as a result of intercompany transactions occurring during the year then ended. This balance is included in accounts payable in the accompanying consolidated statement of financial condition.

The Company originally entered into a subordinated loan agreement ("SLA") with EFG International in September 2005. In September 2018, the SLA maturity was extended to September 30, 2020. The SLA has an outstanding balance of $8,000,000 and carries an interest rate of 6.67% per annum, of which was previously an interest rate of 5.16% per annum through September 30, 2018. As of December 31, 2019, the Company has accrued interest related to the SLA for $134,881. The SLA was made under agreements pursuant to rules and regulations of the SEC, approved by FINRA and is subordinated to claims of general creditors. Under the terms of the SLA any repayments prior to its due date are subject to written approval by FINRA. The amount of the subordinated liability is considered part of the Company's regulatory capital. It is the Company's intention to renew the SLA before it becomes due.

The Company entered into a second subordinated loan agreement ("RSLA") with EFG International in September 2011 which took the form of a revolving line of credit with a limit of $5 million. In October 2018, the RSLA credit period was extended to expire on September 30, 2021. As of December 31, 2019, the RSLA has no outstanding balance.

9. Clearing Agreements

Clearing and depository operations for the Company's securities transactions are provided by Pershing, a third party clearing organization, and EFG Bank, an affiliate. Pursuant to the Company's agreement with Pershing, the Company is required to maintain $100,000 in security escrow deposit. The deposits consist of U.S. Treasury Bills included within securities owned in the consolidated statement of financial condition.

Sub-Clearing Agreements

The Company has entered into sub-clearing agreements with foreign financial institutions. The Company executes transactions for customers of the broker-dealers in exchange for a percentage commission or mark-up and in some cases, a minimum monthly fee.

Guarantees

The Company applies the provisions of the Financial Accounting Standards Board's guidance, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing organization for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2019, there were no customer balances maintained at its clearing organizations and subject to such indemnification. The Company has experienced no losses or claims historically under the terms of this indemnification and, accordingly, has recorded no liability at December 31, 2019. In accordance with the margin agreement between the clearing organizations and customers, customer balances are collateralized by customer securities and supported by other types of recourse provisions including the right to request customers to deposit additional collateral or reduce securities positions without the consent of the customer.

10. Commitments and Contingencies

Leases

Effective January 1, 2019, the Company adopted the new accounting standards that require lessees to recognize all leases on the balance sheet as right-of-use ('ROU') assets and corresponding lease liabilities. The Company has non-cancelable operating leases for its office spaces in Miami and Peru. Additionally, a portion of the Miami office space has been subleased through the remaining term of the original lease. These contracts generally do not include purchase options or residual value guarantees.

Accordingly, as of December 31, 2019, the Company recognized $6,567,353 as an operating lease ROU asset and $8,043,133 as an operating lease liability in the accompanying consolidated statement of financial condition. The remaining lease term is 3.9 years. The incremental borrowing rate determined and used for purposes of discounting lease payments is 6.3%.

Lease obligations, under the above-mentioned agreements as of December 31, 2019 are as follows:

Year	
2020	2,242,132
2021	2,309,548
2022	2,378,937
2023	2,242,273
	$ 9,172,890

Rent expense was $2,085,189 for the year ended December 31, 2019.

Concentration of Credit Risk
The Company and its subsidiary are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Legal Matters
The Company was not involved in any legal proceedings, claims, or litigation that in the opinion of management, will result in a material adverse effect on its financial position for the year ended December 31, 2019 and through the date these consolidated financial statements were available for issuance.

11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital equal to the greater of $250,000 or 6 2/3% of "Aggregate Indebtedness", and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1. At December 31, 2019, the Company had net capital (as defined) of $15,343,636, which was $14,240,685 in excess of that required. The Company's net capital ratio was 1.08 to 1.

The accounts of the Company's subsidiary, EFG Asesores Financieros S.R.L, are not included as capital in the computation of the Company's net capital, because the assets of the subsidiary may not be readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

12. Savings Investment Plan

The Company maintains a 401(k) Savings Investment Plan (the "Plan") to provide retirement benefits for eligible employees. All employees are immediately eligible to participate in the Plan and are automatically enrolled on the first of the following month. Employees may elect to make salary deferral contributions, as defined, up to $19,000 each year, adjusted annually in accordance with regulations. The Company may make discretionary annual contributions in accordance with the provisions of the Plan. The Plan contribution expense incurred by the Company in 2019 was $623,995.

13. Stock Based Plans

Restricted stock units

The Company participates in its Parent's equity incentive plan (the "Plan") as well as its own beginning in 2018 (together the "Plans"). The Plans mirror the EFG International plan, and is paid to the employees with EFG International shares. EFG International has committed to provide, on an ongoing basis, to both the Parent and the Company, the shares required to settle the Restricted Stock Units ("RSUs") with the Company's employees at the end of each vesting period. The Company exchanges nominal cash and equity consideration for the 2016-2017 Plans and 2018-2019 Plans, respectively, for shares granted.

The value of the awards are based on the Stock Price of EFGI at the time of the grant. The compensation costs associated with the RSUs are amortized over a 3 year vesting period. There were 579,002 RSUs granted for the year ended December 31, 2019 and there were 1,640,110 unvested RSUs as of December 31, 2019.

The RSU incentive awards under the above-mentioned plan as of December 31, 2019 are as follows:

Year granted	Fair value at grant date	Dec. 31, 2018 unamortized	Current year grants	Current year forfeitures	Current year amortization	Dec. 31, 2019 unamortized
2016	5,003,767	313,327	-	-	(313,327)	-
2017	5,522,270	1,893,130	-	-	(1,618,236)	274,894
2018	3,922,336	2,645,781	-	-	(1,440,697)	1,205,084
2019	3,491,631	-	3,491,631	-	(1,328,554)	2,163,077
		$ 4,852,238	$ 3,491,631	$ -	$ (4,700,814)	$ 3,643,055

Long-term incentive plan introduction in 2019

A one-time long-term incentive plan ("LTIP") for EFG International's senior management (Executive Committee, Global Business Committee and Senior Managers) was implemented in 2019. The LTIP is a plan covering a three-year up to five-year performance period beginning 2019 and rewarding senior management's achievement based on financial and business targets through granting shares of EFG International AG via Restricted Stock Units ("RSUs"). The final amount of RSUs granted under the LTIP is subject to meeting minimum thresholds and depending on the performance achieved. The RSUs granted are subject to a three-year vesting schedule beginning in April 2022 and are subject to EFG International AG achieving certain performance targets. The Company's senior managers participating in the award have received a target award of 704,667 shares with a fair value at grant date amounting to $3,455,216. During the year the Company has incurred amortization costs of $611,889 related to this award.

Total RSU expense in 2019 amounted to $5,312,703 and is included in employee compensation and benefits in the consolidated statement of operations.

14. Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of business, the Company enters into transactions to buy and sell securities with other broker-dealers in order to fill its customers' orders. The Company may be required, in the

unlikely event of non-delivery of securities owned by other broker-dealers, to purchase or sell the securities in the open market to correct a failed settlement. These corrective transactions to buy and sell may result in losses that are not reflected in the financial statements.

Securities transactions with other brokers and customers can result in concentrations of credit risk. Credit risk is the amount of accounting loss the Company would incur if other broker-dealers or the customer failed to perform their obligations under contractual terms. To mitigate this risk, EFG, together with its affiliates, reviews and monitors the financial condition of the broker-dealers with whom it deals, as well as the size of the transactions it performs with such broker-dealers. As further mitigation of settlement risk, EFG mostly buys or sells securities for its customers when it is certain that either the cash or the securities to settle are available in the customer's custody account.

15. Income Taxes

The components of the income tax for the year ended December 31, 2019, are as follows:

	Federal	State	Total
Current tax (benefit) expense	$ -	$ -	$ -
Deferred tax (benefit) expense	-	-	-
Income tax (benefit) expense	$ -	$ -	$ -

The Company's effective tax rate of 0% differs from the statutory federal rate of 21% due to the impact of state taxes and permanent items as well as the current year movement in valuation allowance which offsets the net deferred tax asset.

At December 31, 2019, the tax effect of temporary differences that give rise to significant portions of the deferred tax asset and tax liabilities were:

Deferred tax assets	
Accrued bonus and compensation	$ 1,986,433
Operating lease liability	1,709,669
Net operating losses	1,544,898
Intangible assets	349,235
Interest expense	209,753
Accrued interest to Parent	33,604
Contributions	12,649
Other	3,433
	5,849,674
Deferred tax liabilities	
Operating lease right-of-use asset	(1,335,632)
Fixed assets	(376,047)
	(1,711,679)
Valuation allowance	(4,137,995)
Net deferred tax asset	$ -

Included in the deferred tax asset balance is approximately $1,544,898 attributable to federal and state net operating loss carryforwards. The federal net operating loss carryforwards do not expire and the state net operating loss carryforwards begin to expire after 2036.

In order to determine the realizability of deferred tax assets, the Company considers all available positive and negative evidence, including future reversals or existing temporary differences and projected future taxable income. The Company believes that it is more likely than not that the tax benefit will not be realized.

The Company is subject to U.S. federal income tax, as well as state income tax primarily in Florida. The Company is not currently subject to U.S. federal or state and local income tax examinations by tax authorities for years before 2016. The net deferred tax asset before valuation allowance as of December 31, 2019 was $4,137,995. A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefit related to such assets will not be realized. In assessing the need for a valuation allowance, the Company considered both positive and negative evidence in concluding that as of December 31, 2019 a full valuation allowance was necessary against its net deferred tax assets.

The Company recorded an uncertain tax position of $619,091 as of December 31, 2018 which was reversed in 2019 once the accounting method change was filed with the Internal Revenue Service. The impact of the reversal of the uncertain tax position was recorded as an increase to the deferred tax asset for net operating loss in the current year as the uncertain tax position related to a timing difference.

16. Subsequent Events

The Company considered subsequent events through March 2, 2020, the date the financial statements were available to be issued, noting no events warranting disclosure or adjustments to the financial statements.

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